FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the financial year ended May 31, 2006

Lorus Therapeutics Inc.

(Translation of registrant's name into English)

2 Meridian Road, Toronto, Ontario M9W 4Z7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___ ____             Form 40-F __  X__

[Indicate by check mark whether the registrant by

furnishing the information contained in this Form is also

thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________            No ____X___

[If "Yes" is marked, indicate below the file number

assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of  1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Lorus Therapeutics Inc.

Date: June 23, 2005

                                        By:_ "Shane Ellis"_

                                        Shane Ellis

                                        Vice President, Legal Affairs &

                                        Corporate Secretary

Contacts:

Lorus Therapeutics Inc.

                                                   Media Contact:

                                                                                           US Investor Relations

Bruce Rowlands                                                                           Hugh Mansfield / Stacey Reed

                                                                                            Tim Clemensen

Senior Vice President                                                                    Mansfield Communications

                                                                                            Rubenstein Investor Relations

(416) 798-1200 ext. 338

                                                    (416) 599-0024 / (212) 370-5045                                         (212) 843-9337

browlands@lorusthera.com

                                                    hugh@mcipr.com

                                                                                            tim@rir1.com

LORUS THERAPEUTICS RECEIVES PATENT ALLOWANCE TO

PROTECT NOVEL ANTICANCER DRUG GTI-2501

- Patent allowed in Europe -

TSX:LOR

AMEX:LRP

TORONTO, CANADA, June 9, 2005 – Lorus Therapeutics Inc., a biopharmaceutical company specializing in the development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced that its wholly owned subsidiary, GeneSense Technologies Inc. (GeneSense), has received notice from the European Patent Office of its intention to grant GeneSense’s application for a patent of its novel antisense drug, GTI-2501.

GTI-2501 has shown a favourable safety profile in preclinical studies and in a Phase I clinical trial. The drug is currently in a Phase II clinical trial, in combination with docetaxel, for the treatment of hormone refractory prostate cancer. Initial testing of GT-2501 demonstrated strong antitumor activity in preclinical studies of prostate cancer and a variety of other human tumor types.

This European patent allowance follows a patent that was issued by the United States Patent Office in September 2000.  A patent application for GTI-2501 has been filed in Canada and in numerous other international jurisdictions.

“Lorus Therapeutics is focused on developing anticancer drugs which complement the efficacy of more toxic chemotherapies without adding significant additional toxicity,” said Dr. Jim Wright, CEO of Lorus Therapeutics. “We are pleased with the mild side effect profile previously observed with GTI-2501 alone, and the strong data and rationale supporting the ongoing clinical program in combination treatment for prostate cancer.”

Dr. Wright added: “This European patent allowance contributes to our strong global intellectual property portfolio, which is an important strategy for enhancing shareholder value.”

DRAFT FOR DISCUSSION PURPOSES ONLY

About GTI-2501

GTI-2501 is an antisense oligonucleotide complementary to the R1 component of ribonucleotide reductase, which component is essential for DNA replication and tumor cell proliferation. GTI-2501 is designed to exert its activity by specific downregulation of the R1 component of ribonucleotide reductase. In preclinical studies, GTI-2501 showed significant antitumor activity against prostate cancer and a variety of other tumor types including colon, pancreas, NSCLC, breast, ovary, melanoma, brain (glioblastoma-astrocytoma), renal, cervical, lymphoma and lekemia.

To date, GTI-2501 has concluded a Phase I clinical trial, and is currently in a Phase II clinical trial, in combination with docetaxel for the treatment of prostate cancer.  With respect to patents, GTI-2501 received a patent in the United States, a patent allowance in Europe, and an application has been filed in Canada and other international jurisdictions.

About Lorus

Lorus is a biopharmaceutical company focused on the development and commercialization of cancer therapies. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners. Lorus currently has three products in human clinical trials with a pipeline of eight clinical trials in phase II clinical trial programs and one phase III registration clinical trial. Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.’s press releases are available through the Company’s Internet site: http://www.lorusthera.com.

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